                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULES 13d-1(d), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. 13) 1

                     Philadelphia Consolidated Holding Corp.
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                                (NAME OF ISSUER)


                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   717528 10 3
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                                 (CUSIP NUMBER)

                                December 31, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)
         [   ]  Rule 13d-(c)
         [ X ]  Rule 13d-1(d)

--------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G



CUSIP No.  717528 10 3                                        Page 2 of 5 Pages


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1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                             James J. Maguire

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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                     (b)  [ ]

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3.         SEC USE ONLY

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4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                             U.S.


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   NUMBER OF SHARES      5.  SOLE VOTING POWER
     BENEFICIALLY                                                3,964,942
    OWNED BY EACH        ------------------------------------------------------
      REPORTING          6.  SHARED VOTING POWER
     PERSON WITH                                                 6,026,298
                         ------------------------------------------------------
                         7.  SOLE DISPOSITIVE POWER
                                                                 3,964,942
                         ------------------------------------------------------
                         8.  SHARED DISPOSITIVE POWER
                                                                 6,026,298
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9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     9,991,240 (1)

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10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                [ ]

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11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                       14.1% (1)
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12.        TYPE OF REPORTING PERSON*

                                      IN

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(1)  See Item 4 of this Amendment for information relating to 1,303,503 shares
     (1.8 percent of the class) which Mr. Maguire has the right to acquire under the terms of a trust of which his wife, Frances Maguire, is the sole trustee, and Mr. Maguire is the beneficiary.



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G



CUSIP No.  717528 10 3                                        Page 3 of 5 Pages


-------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                             Frances Maguire

-------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                     (b)  [ ]

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3.         SEC USE ONLY

-------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                             U.S.

-------------------------------------------------------------------------------
   NUMBER OF SHARES      5.  SOLE VOTING POWER
     BENEFICIALLY                                                 1,891,503
    OWNED BY EACH        ------------------------------------------------------
      REPORTING          6.  SHARED VOTING POWER
     PERSON WITH                                                  7,151,090
                         ------------------------------------------------------
                         7.  SOLE DISPOSITIVE POWER
                                                                  1,891,503
                         ------------------------------------------------------
                         8.  SHARED DISPOSITIVE POWER
                                                                  7,151,090
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9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      9,042,593
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10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                [ ]

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11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      12.8%
-------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*

                                      IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G



CUSIP No.  717528 10 3                                        Page 4 of 5 Pages



ITEM 1.  SECURITY AND ISSUER

                  The Issuer"s name is Philadelphia Consolidated Holding Corp. and its executive offices are located at Suite 100, One Bala Plaza, Bala Cynwyd, Pennsylvania 19004.

ITEM 2.  IDENTITY AND BACKGROUND

                  This statement is being filed by James J. Maguire and Frances Maguire, both United States citizens whose principal business offices are located at Suite 100, One Bala Plaza, Bala Cynwyd, Pennsylvania 19004, with respect to shares of the Issuer"s Common Stock, no par value (CUSIP Number 717528 10 3) ("Common Stock").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Not Applicable.

ITEM 4.  OWNERSHIP

                  James J. Maguire beneficially owns 9,991,240 shares of Common Stock representing 14.1% of the Common Stock, and Frances Maguire, the wife of James J. Maguire, beneficially owns 9,042,593 shares of Common Stock, representing 12.8% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Mr. Maguire has shared power to vote or direct the vote and shared power to dispose of or direct the disposition over 6,026,298 shares of Common Stock, of which he jointly owns 5,251,500 shares with his spouse, Frances Maguire and is co-director, with his wife, of the Maguire Foundation which owns 774,798 shares. In addition, Mr. Maguire has sole power to vote or direct the vote over 3,964,942 shares of Common Stock and the sole power to dispose or direct the disposition over 3,825,442 shares of Common Stock. Frances Maguire has sole power to dispose or direct the disposition of 1,891,503 shares of Common Stock. Mr. Maguire disclaims beneficial ownership of the 1,891,503 shares held in Mrs. Maguire"s name alone.

                  The 9,042,593 shares beneficially owned by Ms. Frances Maguire as shown in the above paragraph include 1,124,792 shares held in a number of family trusts of which she is co-trustee and 1,303,503 shares held in a trust of which she is sole trustee and Mr. James J. Maguire is the beneficiary. Under the terms of the trust of which Ms. Maguire is the sole trustee and Mr. Maguire is the beneficiary, Mr. Maguire has the right to acquire all or any portion of the shares in such trust by substituting assets having a fair market value equal to the fair market value of the shares acquired at the time of such acquisition.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable.

                                  SCHEDULE 13G



CUSIP No.  717528 10 3                                        Page 5 of 5 Pages


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP

                  Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10.  CERTIFICATION

                  Not Applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.



                                    /s/ James J. Maguire
Dated: February 12, 2007            ---------------------------
                                    Signature

                                    James J. Maguire

                                    /s/ Frances Maguire
                                    ---------------------------
                                    Signature

                                    Frances Maguire